Exhibit (a)(1)(vii)

FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES PARTICIPATING IN

THE EXCHANGE PROGRAM CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL

Date:

To:	[Eligible Employee/s]

From:	Weight Watchers International, Inc.

Re:	Confirmation of Receipt of Notice of Withdrawal

This message confirms that we have received your Notice of Withdrawal. If the Notice of Withdrawal is properly completed and signed, this means that you have withdrawn all of your Eligible Options and you have revoked your prior acceptance of our offer to exchange your Eligible Options. You will not receive any Replacement Options and you will retain your Eligible Options previously tendered for exchange with their existing term, exercise price per share, vesting schedule, and other terms and conditions.

If your Notice of Withdrawal is properly completed and signed, we accept your rejection of our Exchange Program. Your Eligible Options will remain outstanding after this Exchange Program closes.

You should direct questions about the Exchange Program or requests for assistance (including requests for additional copies of the Offering Memorandum, the Election Form or other documents relating to this Exchange Program) by e-mail directly to optionexchange@weightwatchers.com. You may also call Ms. Stephanie Delavale, who manages our stock incentive plans, at 516-390-1851. You will have the ability to leave a voice message on this extension.